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Exhibit 13.4

TRANSALTA CORPORATION

RECONCILIATION TO UNITED STATES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

DECEMBER 31, 2008

 INDEPENDENT AUDITORS' REPORT ON RECONCILIATION TO
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the Board of Directors of TransAlta Corporation

        On March 4, 2009, we reported on the consolidated balance sheets of TransAlta Corporation as at December 31, 2008 and 2007 and the consolidated statements of earnings and retained earnings, comprehensive income (loss) and cash flows for each of the years in the three year period ended December 31, 2008 (the "Consolidated Financial Statements") which are included in the Annual Report on Form 40-F.

        In connection with our audits conducted in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) of the Consolidated Financial Statements, we also have audited the related supplemental note entitled "Reconciliation to United States Generally Accepted Accounting Principles" included in the Form 40-F. This supplemental note is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this supplemental note based on our audit.

        In our opinion, such supplemental note, when considered in relation to the Consolidated Financial Statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

ERNST & YOUNG LLP
Chartered Accountants

Calgary, Canada
March 4, 2009

 RECONCILIATION TO
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"), which, in most respects, conform to the United States Generally Accepted Accounting Principles ("U.S. GAAP"). The material differences to reconcile Canadian GAAP to U.S. GAAP are described below:

A.    EARNINGS AND EARNINGS PER SHARE (EPS)

Year ended Dec. 31	Reconciling items	2008	2007	2006
Net earnings — Canadian GAAP		$235	$309	$45
Amortization of pension transition adjustment, net of tax	I	(6)	(5)	(5)
Amortization of change in fair value of stock-based compensation, net of tax	IX	1	—	—

Net earnings — U.S. GAAP		$230	$304	$40

Other comprehensive income (loss), net of tax — Canadian GAAP		$306	$(3)	$2
Net gain on derivative instruments	II, VII	—	—	74
Difference in cumulative translation adjustment between U.S. and Canadian GAAP	VII	—	7	—
Employee future benefits	I	(18)	12	—
Cash flow hedges	III	7	—	—
Registered pension alternate minimum liability	I	—	—	13

Comprehensive income — U.S. GAAP		$525	$320	$129

Basic and diluted EPS — U.S. GAAP
Net earnings		$1.16	$1.50	$0.20

B.    BALANCE SHEET INFORMATION

		2008		2007
As at Dec. 31	Reconciling items	Canadian GAAP	U.S. GAAP	Canadian GAAP (Restated)	U.S. GAAP (Restated)
Assets
Property, plant and equipment, net	III, IV	$6,021	$6,011	$5,117	$5,115
Other assets	I, II, IV	43	38	61	56
Liabilities
Long-term debt	III	$2,121	$2,123	$1,683	$1,683
Deferred credits and other liabilities	I, II, VII	122	203	101	149
Net future or deferred income tax liabilities (including current portion)	I, II, III, IV, V	359	331	306	290
Equity
Contributed surplus	VI, IX	$—	$132	$—	$133
Retained earnings	I, II, III, IV	688	540	763	620
Accumulated other comprehensive (income) loss	III, VII	61	7	(245)	(274)

C.    ADJUSTMENTS AND RECONCILING ITEMS

I. Employee Future Benefits

        U.S. GAAP requires that the cost of employee pension benefits be determined using the accrual method with application from 1989. It was not feasible to apply this standard using this effective date. The transition asset as at Jan. 1, 1998 was determined in accordance with elected practice prescribed by the SEC and is amortized over 10 years.

        In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 158 ("SFAS 158"), Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS 158 requires companies to report the funded status of their defined benefit pension plans on the balance sheet with changes in the funded status recognized in OCI in the year of the change. SFAS 158 also requires additional disclosure. SFAS 158 is effective for years ending after Dec. 15, 2006. TransAlta has complied with the requirements of SFAS 158.

        Pre-tax amounts recognized in Accumulated Other Comprehensive Income ("AOCI") are as follows:

	2008			2007
Year ended Dec. 31	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Net actuarial loss	$(60)	$(1)	$(61)	$(32)	$(5)	$(37)
Past service cost	(2)	(3)	(5)	—	(3)	(3)

Difference between Canadian and U.S.
GAAP included in AOCI	$(62)	$(4)	$(66)	$(32)	$(8)	$(40)

        Pre-tax amounts recorded in Other Comprehensive Income ("OCI") were as follows:

	2008
As at Dec. 31	Pension benefits	Other benefits	Total
Amortization of net loss from AOCI to net income	$(1)	$—	$(1)

        The estimated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from AOCI into net periodic benefit cost over the next fiscal year are $1.6 million and nil, respectively. The estimated net actuarial loss and prior service cost for the other defined benefit postretirement plans that will be amortized from AOCI into net periodic benefit cost over the next fiscal year is nil and nil, respectively.

II. Derivatives and Hedging Activities

        On Jan. 1, 2007, TransAlta adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"): Section 1530, Comprehensive Income, Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation, and Section 3865, Hedges. The Corporation adopted these standards retroactively with an adjustment to the opening balance of AOCI. As a result of adopting these standards, accounting and presentation of these items in 2008 and 2007 is aligned between Canadian GAAP and U.S. GAAP (Notes 1, 7, 9, and 10) except as disclosed in Note III.

        The Corporation has calculated the credit risk adjustment associated with the fair values of its financial assets and liabilities using various methodologies suggested by the applicable standards and industry practices. The net results from these calculations do not have a material impact upon the consolidated financial position or results from operations.

III. Cash Flow Hedges

        Under Canadian GAAP, gains and losses on derivatives designated as cash flow hedges in prior periods recognized in OCI may be included in the carrying amount of the financial asset acquired or the financial liability incurred. Under U.S. GAAP, all amounts from cash flow hedges must be reclassified from OCI into net earnings in the same period during which the asset acquired or liability incurred affects net earnings.

IV. Start-Up Costs

        Under U.S. GAAP, certain start-up costs, including revenues and expenses in the pre-operating period, are expensed rather than capitalized to deferred charges and property, plant and equipment as under Canadian GAAP, which also results in decreased depreciation and amortization expense under U.S. GAAP.

V. Income Taxes

        Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

        Deferred income taxes under U.S. GAAP are as follows:

As at Dec. 31	2008	2007
Future income tax liabilities (net) under Canadian GAAP	$(359)	$(306)
Start-up costs	3	3
Pensions	23	13
Cash flow hedges	2	—

Future income tax liabilities (net) under U.S. GAAP	$(331)	$(290)

        Comprised of the following:

As at Dec. 31	2008	2007
Current deferred income tax assets	$3	$40
Long-term deferred income tax assets	271	316
Current deferred income tax liabilities	(9)	(7)
Long-term deferred income tax liabilities	(596)	(639)

	$(331)	$(290)

        On Jan. 1, 2007, TransAlta adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), an interpretation of FASB Statement No. 109, Accounting for Income Taxes. As of Dec. 31, 2008, the Corporation has $120 million of unrecognized tax benefits (2007 — $135 million). These unrecognized tax benefits, if recognized, would affect the effective tax rate. No material increase or decrease in unrecognized tax benefits is expected in the next 12 months.

        A reconciliation between the opening and closing unrecognized tax benefits is provided below:

Balance, Dec. 31, 2006(1)	$171
Decrease as a result of tax positions taken during a prior period	(6)
Decrease as a result of settlements with taxation authorities	(30)

Balance, Dec. 31, 2007	$135
Decrease as a result of tax positions taken during a prior period	(15)

Balance, Dec. 31, 2008	$120

(1)
Prior year balances have been reclassified to conform with the current year's presentation. During 2008, the fair value balances related to interest rate swap unwinds were included as part of recourse debt. In 2007, $22 million has also been reclassified in order to present comparable figures.

        The Corporation's income tax filings are subject to audit examination by taxation authorities. As at Dec. 31, 2008, the tax years remain subject to examination in major jurisdictions are: 1997 - 2007 in Canada, 2004 - 2007 in the U.S., and 2001 - 2007 in Mexico.

        The Corporation's accounting policy is to include interest and penalties relating to the unrecognized tax benefits as a component of income taxes. As at December 31, 2008, the amount of accrued interest and penalties included in future income tax liabilities is $8 million (2007 — $8 million).

VI. Contributed Surplus

        In 1998, the Corporation transferred generation assets to one of its subsidiaries TA Cogen. TA Power, an unrelated entity, concurrently subscribed to a minority interest in TA Cogen. The fair value paid by TA Cogen for the assets exceeded their historical carrying values. For Canadian GAAP, the Corporation recognized a portion of this difference, to the extent it was funded by TA Power's investment in TA Cogen, as a gain on disposition. As TA Power held an option to resell their interest in TA Cogen to the Corporation in 2018, TA Power's option to resell these units was eliminated and the unamortized balance of the gain was recognized in income.

        Under U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 51, the option initially held by TA Power to potentially resell TA Cogen units to the Corporation in 2018 causes the excess of the consideration paid by TA Power over the Corporation's historical carrying value in these assets to be characterized as contributed surplus in 1998. This amount of contributed surplus is reduced by the related tax effect.

VII. Other Comprehensive Income (Loss)

        The difference between AOCI under Canadian and U.S. GAAP in 2007 is related to the adoption of Financial Accounting Standards ("SFAS") No. 158 ("SFAS 158"), Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R), and cash flow hedges.

        The components of AOCI under U.S. GAAP were as follows:

Year ended Dec. 31	2008	2007
Cumulative unrealized gains (losses) on translating financial statements of self-sustaining foreign operations, net of tax	$(7)	$(45)
Cumulative unrealized gains (losses) on cash flow hedges, net of tax	61	(200)
Pensions, net of tax	(47)	(29)

Accumulated other comprehensive income (loss)	$7	$(274)

VIII. Joint Ventures

        In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the Corporation, as a Foreign Private Issuer, has elected to disclose the amounts proportionately consolidated in Note 35.

IX. Share-Based Payment — FAS 123(R)

        Under U.S. GAAP, the Corporation is required to measure the cost of employee services received in exchange for an award of liability instruments based on the current fair value of the award. The fair value of the award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the service period will be recognized as compensation expense over that period.

X. Changes in Accounting Standards

1.
Framework on Fair Value Measurement — FAS 157

        On Jan. 1, 2008, the Corporation adopted FAS 157, Fair Value Measurement. FAS 157 establishes a framework for measuring fair value in U.S. GAAP, and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. Part of the new framework involves the establishment of a three level hierarchy for measuring fair value, with Level III categorized financial items requiring significant disclosures due to the use of unobservable market inputs in the fair value determination. FAS 157 also establishes a definition of fair value that includes the concept of exit prices as the basis of fair value. Adoption of FAS 157 did not impact the consolidated financial position or results of operations of the Corporation.

2.
Fair Value Option for Financial Assets and Liabilities — FAS 159

        On Jan. 1, 2008, the Corporation adopted Statement No. 159, The Fair Value Option for Financial Assets and Liabilities ("FAS 159"). FAS 159 provides an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. Adoption of FAS 159 did not impact the consolidated financial position or results of operations of the Corporation.

3.
Share-Based Payment — SAB 110

        On Jan. 1, 2008, the Corporation adopted SAB 110 Share-based Payments, which states that SEC staff will continue to accept the "simplified" method for estimating the expected term of a "plain vanilla" share option grant under specified conditions, thus the new guidance eliminates the Dec. 31, 2007 sunset provision in SAB 107's permission to use the method. Adoption of SAB 110 did not impact the consolidated financial position or results of operations of the Corporation.

XI. Future Changes in Accounting Standards

1.
Business Combinations and Non-controlling interests — FAS 141(R) and FAS 160

        The FASB and the IASB have developed common standards on Business Combinations and Non-controlling interests. These standards propose significant changes with respect to accounting for business combinations, as well as the accounting and reporting of non-controlling interests in consolidated financial statements. These standards will be effective for TransAlta on Jan. 1, 2009.

        The Corporation is currently assessing the impact of adopting the above standards on the consolidated financial position and results of operations.

2.
Disclosures about Derivative Instruments and Hedging Activities — FAS 161

        On March 19, 2008 the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161") — an amendment of FASB Statement No. 133. FAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. FAS 161 will be effective for the Corporation on Jan. 1, 2009.

        The Corporation is assessing the impact of adopting the above standard on the consolidated financial position and results of operations.

3.
Employer's Disclosure about Pensions and Other Postretirement Benefits — FSP FAS 132(R)-1

        In December 2008, FASB Staff Position FAS 132(R)-1 was issued to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 will be effective for the Corporation at December 31, 2009.

        The Corporation is currently assessing the impact of adopting the above standard on the consolidated financial positions and results of operations.

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  Exhibit 13.4
TRANSALTA CORPORATION RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
INDEPENDENT AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES